The Law Office of Stephen E. Rounds
1544 York Street, Suite 110
Denver, Colorado USA 80206
Tel. 303.377.6997   Fax 303.377.0231
sercounsel@msn.com

December 4, 2009

Securities and Exchange Commission
Division of Corporation Finance

100 F Street NE
Washington, D.C. 20549-4628

Attn: Yong Kim and Jennifer Thompson

Re:	Asia Global Holdings Corp.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed April 15, 2009
Form 10-Q for the Quarter Ended June 30, 2009
Filed September 11, 2009
File No. 0-50788

Dear Ms Kim and Ms. Thompson:

I represent Asia Global Holdings Corp. (the “Company”) in United States securities matters (my engagement commenced this Autumn).  The Company’s responses to comments follow the text of each comment.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure, page 24

1.
We note that you are currently providing two different disclosures about management's evaluation of disclosure controls and procedures, one of which appears under this heading, and the other of which appears under Item 9A. In future filings, please ensure that your disclosure under Item 9 relates solely to changes in and disagreements with your accountants and that management's conclusions concerning the effectiveness of your disclosure controls and procedures are only presented under Item 9A. Additionally, ensure that your disclosure under Item 9A does not use qualifying terms such as "sufficiently effective," which we note you have used in your current disclosure under Item 9. In this regard, we note that your disclosure under Item 9A does not use this qualifying language, and we assume the current disclosure under Item 9 was an error.

Response:  Your assumption is correct, thank you.  Filings going forward will conform to the requirements of Items 9 and 9A.

Item 9A(T). Controls and Procedures, page 24

2.
We note that your concluding sentence concerning the effectiveness of your disclosure controls and procedures appears to paraphrase the definition of disclosure controls and procedures. In future filings, either conclude that your disclosure controls and procedures were effective or ineffective without providing any part of the definition of disclosure controls and procedures, or ensure that you provide the entire definition of disclosure controls and procedures as contained in Exchange Act Rules 13a-15(e) and 15d-15(e). In this regard, if you wish to define disclosure controls and procedures, please indicate that your disclosure controls and procedures were effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms and is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Response:  The Company appreciates the guidance, and will conform future disclosure to the rules.

Exhibit 31.1

3.
We note that paragraph one of the certification required by Exchange Act Rule 13a-14(a) identifies the wrong periodic report. We also note that the certification is dated April 14, 2008 instead of a date after your year ended December 31, 2008. Please file an amendment to the Form 10-K that includes the entire periodic report and a new, corrected certification. Please ensure that the certification is updated as of a recent date. Refer to Item 601(b)(31) of Regulation S-K and Exchange Act Rule 12b-15.

Exhibit 31.2

4.
Similarly, we note that this certification is dated April 14, 2008, instead of a date after your year end. We also note that the certifying individual's title is the same one provided in Exhibit 31.1. Based on your exhibit listing on page 31 of 33, we assume this certification should be for the Chief Financial Officer. Please file an amendment to the Form 10-K that includes the entire periodic report and a new, corrected certification as of a recent date signed by your principal financial officer. If your principal executive officer and principal financial officer are the same person, please note that you can file one certification from this individual provided that you indicate in the titles below the signature at the bottom of the page that he is both the principal executive officer and principal financial officer.

Exhibits 32.1 and 32.2

5.
Your Section 906 certifications are also dated April 14, 2008 instead of a date after your year end. Also, it appears that Exhibit 32.2 should be for the Chief Financial Officer. Please file an amendment to the Form 10-K to provide these certifications as of a recent date and to correct the title of the certifying individual in exhibit 32.2. If your principal executive officer and principal financial officer are the same person, please note that you can file one certification from this individual provided that you indicate in the titles below the signature at the bottom of the page that he is both the principal executive officer and principal financial officer.

Responses to Comments 3, 4 and 5: The Company is filing a short-form Form 10-K/A (facing page, explanatory note, and exhibits, with the corrected certifications, currently dated, and signed by Mr. Ping-Shun Lai as both Chief Executive Officer and Chief Financial Officer).

For future reference, you will note that the Form 10-K/A has the Company’s current address and also a fax number, to facilitate timely receipt of communications from the Staff.  I would appreciate being copied on fax communications (303.377.0231), and request that telephone calls be made direct to my office (303.377.6997).  As discussed with Ms. Kim and Ms. Thompson, the change of address occasioned by change in control of the Company (see the response to Comment 6 below) was the reason why the Company is only now responding to the comments (of September 23, 2009).

Form 10-Q for the Quarter Ended June 30, 2009

Financial Statements for the Period Ended June 30, 2009

Note 3. Going Concern Uncertainties, page F-6

6.
We note your statements here and in Note 2 that you returned to the development stage in July 2009. Please note that once a company has generated revenues it cannot return to the development stage as defined by SFAS 7 and it would be inappropriate to follow the guidance in SFAS 7 for financial statements purposes. Please confirm to us your understanding of this matter.

Response:  The Company acknowledges that it cannot return to the development stage.  The Form 10-Q for the period ended September 30, 2009 does not refer to development stage.

Liquidity, page 6

7.
Given the going concern audit opinion that you received on your audited annual December 31, 2008 financial statements, and further given your disclosures that you became inactive on July 1, 2009, please ensure that your September 30, 2009 Form 10-Q contains a clear discussion within your analysis of your liquidity as to your expected cash outflows for the remainder of this fiscal year and your expected sources of cash to fund any such cash outflows. In this regard, it does not appear that your analysis of liquidity within your June 30, 2009 Form 10-Q addressed the fact that you became inactive and how this impacted your future expectations. Additionally, please note that becoming inactive does not relieve you of your obligation to file periodic reports. Refer to Rule 3-11 of Regulation S-X.

Response:  The Company acknowledges that inactivity does not suspend reporting obligations.  Supplementally, please be advised that as reported on Forms 8-K, there has been a change in control of the Company, and an operating company was acquired post-June 30, 2009.  It is the Company’s view that liquidity disclosure in MD&A in the Form 10-Q for the period ended September 30, 2009 does address the Staff’s statement.  This disclosure is enhanced in note 3 (Going Concern Uncertainties) to the financial statements in the report, with the statement that continuation of the Company as a going concern through third quarter 2010 will depend on continued financial support from stockholders

Exhibits 31.1 and 32.2

8.
Please amend your filing so that your certifications read exactly as set forth in Item 601(b)(31) of Regulation S-K. Specifically, your certifications do not include the complete introductory language of paragraph 4 and the language of paragraph 4(b). Also, please replace "small business issuer" with registrant. Please be advised that you may file an abbreviated amendment that consists of the cover page, explanatory note, Item 6 Exhibits, signature page and paragraphs 1, 2, 4 and 5 of the certification. Additionally, please note that these certifications must be updated as of a recent date.

Exhibit 32.2

9.
Similar to the comment above on your Form 10-K, it appears that this certification should be for the Chief Financial Officer. Please correct this in your amended filing and ensure that the certification is updated as of a recent date.

Response to Comments 8 and 9:  The Company is filing a short-form Form 10-Q/A for the period ending June 30, 2009, with certifications in compliance with the rules.  Both  certifications are signed by Mr. Ping-Shun Lai as Chief Executive Officer and Chief Accounting Officer.

The Company’s Tandy Letter acknowledgement is included with this letter.

Supplemental:

As discussed with Ms. Thompson on Wednesday, December 2, 2009, the certifications filed with the Form 10-Q for the period ending September 30, 2009 have the same deficiencies as noted by the Staff in the Forms 10-K and 10-Q which are the subject of the comment letter.  Accordingly, the Company is filing a short-form Form 10-Q/A (for the third quarter) to file the correct certifications as exhibits, both signed by Mr. Ping-Shun Lai in his capacities as Chief Executive Officer and Chief Financial Officer.

Closing:

I appreciate the opportunity to have discussed these comments on a pre-filing basis.  If you should have any questions, please contact me.

Yours Truly,

/s/ Stephen E. Rounds